UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER
000-55490

FORM 12b-25	CUSIP NUMBER
NOTIFICATION OF LATE FILING	88556B108

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:____________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I — REGISTRANT INFORMATION

3D Total Solutions Inc.

Full Name of Registrant

16 Mt. Bethel Road, Suite 218

Warren, NJ 07059

Address of Principal Executive Office

(Street and Number)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

3D Total Solutions Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10K for the year ended December 31, 2015 (the “Annual Report”) by the filing date applicable to smaller reporting companies, due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Annual Report. As a result, the Registrant is still in the process of compiling required information to complete the Annual Report and its independent registered accounting firm requires additional time to complete the review of the financial statements for the year ended December 31, 2015 to be incorporated in the Annual Report. The Registrant anticipates that it will file the Annual Report no later than fifteen calendar day following the prescribed filing date. The Registrant could not complete the Annual Report in a timely manner without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul Fischer	203	431-7794
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

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3D Total Solutions Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2016	By:	/s/ Paul Fischer
Paul Fischer President

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